UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No.             )
Dreyer’s Grand Ice Cream Holdings, Inc.
(Name of Subject Company)
Dreyer’s Grand Ice Cream Holdings, Inc.
(Names of Persons Filing Statement)
Class A Callable Puttable Common Stock, par value $0.01 per share
(Title of Class of Securities)
261877104
(CUSIP Number of Class of Securities)
Mark LeHocky, Esq.
Vice President and General Counsel
Dreyer’s Grand Ice Cream Holdings, Inc.
5929 College Avenue
Oakland, California 94618
(510) 652-8187
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With a copy to:
Joe C. Sorenson, Esq.
Edward H. Batts, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
      This filing relates to certain provisions set forth in the Restated Certificate of Incorporation (the “Restated Certificate”) of Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”) under which the holders of Class A Callable Puttable Common Stock (the “Class A Shares”) of Dreyer’s have the right to require Dreyer’s to purchase the Class A Shares during certain periods specified in the Restated Certificate. The tender offer which is contemplated by this filing has not commenced. The first period during which the right of the holders of Class A Shares to require Dreyer’s to purchase such shares will commence on December 1, 2005. Upon the commencement of the tender offer, final information will be filed under an amendment to this Schedule 14D-9 and will be sent to the holders of Class A Shares to inform them of the provisions set forth in the Restated Certificate.

Item 1.	Subject Company Information
      The name of the subject company is Dreyer’s Grand Ice Cream Holdings, Inc. (“Dreyer’s”).
      (a) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is filed herewith as Exhibit (a)(1)(i) and incorporated herein by reference.
      (b) Reference is made to the information set forth under Background of Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.

Item 2.	Identity and Background of Filing Person
      (a) Reference is made to the information set forth under Certain Information Concerning Dreyer’s in the Notice of Put Right, which is incorporated herein by reference.
      (d) This statement is filed in connection with the notice to holders of Dreyer’s Class A Callable Puttable Common Stock, par value $0.01 per share (the “Class A Shares”), of their right to cause Dreyer’s to purchase the Class A Shares at a price of $83.00 per Class A Share in cash on the terms set forth in the Notice of Put Right, which is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements
      Pursuant to a Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé S.A. and Dreyer’s (the “Governance Agreement”), five of Dreyer’s ten directors are persons nominated by Nestlé. Reference is made to the information set forth under Special Factors-Background of Nestlé’s Investment in Dreyer’s-Governance Agreement in the Notice of Put Right, which is incorporated herein by reference, for information concerning additional agreements between Nestlé and Dreyer’s set forth in the Governance Agreement. All material agreements, arrangements or understandings and any actual or potential conflicts of interest between Dreyer’s or affiliates of Dreyer’s and (i) Dreyer’s, Dreyer’s executive officers, directors or affiliates or (ii) Nestlé or its respective executive officers, directors or affiliates are described in Special Factors — Background of Nestlé’s Investment in Dreyer’s — Other Agreements and Schedule B (Certain Additional Information About Dreyer’s) to the Notice of Put Right, which is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation
      Reference is made to the information set forth under Special Factors-Nestlé’s and Dreyer’s Positions Regarding the Fairness of the Put Right in the Notice of Put Right, which is incorporated herein by reference.
      Reference is made to the information set forth under Certain Information Concerning Dreyer’s, which is incorporated herein by reference, for information concerning officers, directors or affiliates of Dreyer’s who intend to exercise the Put Right and require Dreyer’s to purchase Class A Shares that are held beneficially or of record by such persons.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used
      Reference is made to the information set forth under Fees and Expenses; Persons Used in the Notice of Put Right, which is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company
      None

Item 7.	Purposes of the Transaction and Plans or Proposals
      Reference is made to the information set forth under Special Factors-Background of Nestlé’s Investment in Dreyer’s and — Purposes of the Put Right and Nestlé’s Plans for Dreyer’s, which is incorporated herein by reference.

Item 8.	Additional Information
      Reference is made to the Letter of Transmittal, which is incorporated herein by reference.

Item 9.	Exhibits
      (a)(1)(i) Notice of Put Right dated                    , 2005.
      (a)(1)(ii) Letter of Transmittal.
      (a)(1)(iii) Notice of Guaranteed Delivery.
      (a)(1)(iv) Substitute W-9 Guidelines.
      (e)(i) Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé, S.A. and Dreyer’s Grand Ice Cream Holdings, Inc., and Amendment No. 1 thereto.
      (e)(ii) Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc.
      (e)(iii) Amended and Restated Sublicense Agreement for Other Pillsbury Proprietary Information, dated as of September 1, 2002, by and between Nestlé USA-Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.
      (e)(iv) Amended and Restated Sublicense Agreement for Pillsbury Trademarks and Technology, dated as of September 1, 2002, by and among Société des Produits Nestlé S.A., Nestec Ltd. and Nestlé Ice Cream Company, LLC.
      (e)(v) Amended and Restated Other Nestlé USA Proprietary Information License Agreement, dated September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.
      (e)(vi) Amended and Restated Trademark/ Technology License Agreement, dated September 1, 2002, by and among Nestlé S.A., Nestec Ltd., Société des Produits Nestlé S.A., and Nestlé Ice Cream Company, LLC.
      (e)(vii) Nestlé S.A. — Dreyer’s Grand Ice Cream Holdings, Inc. Bridge Loan Facility for up to USD 400 million dated June 11, 2003, as amended on October 22, 2003, March 23, 2004, June 26, 2004, December 6, 2004 and May 23, 2005 (which increased the amount of the facility to USD 700 million).
      (e)(viii) Demand Loan Facility dated May 24, 2004, by and between Nestlé Capital Corporation and Dreyer’s Grand Ice Cream Holdings, Inc. for up to USD 50 million, with Assignment by Nestlé S.A. to Nestlé Capital Corporation of a portion of its rights and obligations under the Bridge Loan Facility dated June 11, 2003, as amended.
      (e)(ix) Dreyer’s Grand Ice Cream, Inc. Stock Option Plan (1993), as amended.
      (e)(x) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and T. Gary Rogers, and First Amendment thereto dated as of July 21, 2003.
      (e)(xi) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and Thomas M. Delaplane, and First Amendment thereto dated as of July 21, 2003.

      (e)(xii) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and Timothy F. Kahn, and First Amendment thereto dated as of July 21, 2003.
      (e)(xiii) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and William R. Oldenburg, and First Amendment thereto dated as of July 21, 2003.
      (e)(xiv) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and J. Tyler Johnston, and First Amendment thereto dated as of July 21, 2003.
      (e)(xv) Form of Indemnification Agreement for Directors and Officers of Dreyer’s Grand Ice Cream Holdings, Inc.
      (e)(xvi) Employment Agreement dated as of August 30, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and Mark J. LeHocky, and First Amendment thereto dated as of July 21, 2003.
      (e)(xvii) Dreyer’s Grand Ice Cream Holdings, Inc. Long-term Incentive Plan.
      (g) None.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dreyer’s Grand Ice Cream Holdings, Inc.

By:	/s/ Mark LeHocky

Name: Mark LeHocky
Title: Vice President and General Counsel
Dated: September 7, 2005

Index to Exhibits
(a)(1)(i) Notice of Put Right dated                    , 2005.
(a)(1)(ii) Letter of Transmittal.**
(a)(1)(iii) Notice of Guaranteed Delivery.**
(a)(1)(iv) Substitute W-9 Guidelines.**
(d)(i) Governance Agreement dated as of June 26, 2003 by and among Nestlé Holdings, Inc., Nestlé, S.A. and Dreyer’s Grand Ice Cream Holdings, Inc., and Amendment No. 1 thereto.(1)
(d) (ii) Restated Certificate of Incorporation of Dreyer’s Grand Ice Cream Holdings, Inc.(2)
(d)(iii) Amended and Restated Sublicense Agreement for Other Pillsbury Proprietary Information, dated as of September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(3)
(d)(iv) Amended and Restated Sublicense Agreement for Pillsbury Trademarks and Technology, dated as of September 1, 2002, by and among Société des Produits Nestlé S.A., Nestec Ltd. and Nestlé Ice Cream Company, LLC.(4)
(d)(v) Amended and Restated Other Nestlé USA Proprietary Information License Agreement, dated September 1, 2002, by and between Nestlé USA — Prepared Foods Division, Inc. and Nestlé Ice Cream Company, LLC.(5)
(d)(vi) Amended and Restated Trademark/ Technology License Agreement, dated September 1, 2002, by and among Nestlé S.A., Nestec Ltd., Société des Produits Nestlé S.A., and Nestlé Ice Cream Company, LLC.(6)
(d)(vii) Nestlé S.A. — Dreyer’s Grand Ice Cream Holdings, Inc. Bridge Loan Facility for up to USD 400 million dated June 11, 2003, as amended on October 22, 2003, March 23, 2004, June 26, 2004, December 6, 2004 and May 23, 2005 (which increased the amount of the facility to USD 700 million).(7)
(d)(viii) Demand Loan Facility dated May 24, 2004, by and between Nestlé Capital Corporation and Dreyer’s Grand Ice Cream Holdings, Inc. for up to USD 50 million, with Assignment by Nestlé S.A. to Nestlé Capital Corporation of a portion of its rights and obligations under the Bridge Loan Facility dated June 11, 2003, as amended.(8)
(e)(ix) Dreyer’s Grand Ice Cream, Inc. Stock Option Plan (1993), as amended.(9)
(e)(x) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and T. Gary Rogers, and First Amendment thereto dated as of July 21, 2003.(10)
(e)(xi) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and Thomas M. Delaplane, and First Amendment thereto dated as of July 21, 2003.(11)
(e)(xii) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and Timothy F. Kahn, and First Amendment thereto dated as of July 21, 2003.(12)
(e)(xiii) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and William R. Oldenburg, and First Amendment thereto dated as of July 21, 2003.(13)
(e)(xiv) Employment Agreement dated as of June 16, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and J. Tyler Johnston, and First Amendment thereto dated as of July 21, 2003.(14)
(e)(xv) Form of Indemnification Agreement for Directors and Officers of Dreyer’s Grand Ice Cream Holdings, Inc.(15)
(e)(xvi) Employment Agreement dated as of August 30, 2002, by and between Dreyer’s Grand Ice Cream Holdings, Inc. and Mark J. LeHocky, and First Amendment thereto dated as of July 21, 2003.(16)
(e)(xvii) Dreyer’s Grand Ice Cream Holdings, Inc. Long-term Incentive Plan.(17)

** To be filed by subsequent amendment.
(1) Incorporated by reference to Exhibit 4.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Current Report on Form 8-K filed on June 27, 2003 and Exhibit 4.2 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Annual Report on Form 10-K for the year ended December 27, 2003 filed on March 11, 2004.
(2) Incorporated by reference to Exhibit 3.1 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(3) Incorporated by reference to Exhibit 10.6 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(4) Incorporated by reference to Exhibit 10.7 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(5) Incorporated by reference to Exhibit 10.8 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(6) Incorporated by reference to Exhibit 10.9 to Amendment No. 4 to Form S-4 Registration Statement (File No. 333-101052) filed on February 14, 2003.
(7) Incorporated by reference to Exhibit 10.29 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003; Exhibit 10.45 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 27, 2003 filed on November 17, 2003; Exhibit 10.46 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 filed on May 6, 2004; Exhibit 10.52 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004 and Exhibits 10.53 and 10.54 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2005 filed on August 4, 2005.
(8) Incorporated by reference to Exhibit 10.49 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2004 filed on August 5, 2004.
(9) Incorporated by reference to Exhibit 10.10 to Dreyer’s Grand Ice Cream, Inc.’s Annual Report on Form 10-K for the year ended December 30, 2000 filed on March 30, 2001.
(10) Incorporated by reference to Exhibit 10.1 to Form S-4 Registration Statement (File No. 333-101052) filed on November 11, 2002 and Exhibit 10.32 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(11) Incorporated by reference to Exhibit 10.2 to Form S-4 Registration Statement (File No. 333-101052) filed on November 11, 2002 and Exhibit 10.33 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(12) Incorporated by reference to Exhibit 10.3 to Form S-4 Registration Statement (File No. 333-101052) filed on November 11, 2002 and Exhibit 10.34 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(13) Incorporated by reference to Exhibit 10.4 to Form S-4 Registration Statement (File No. 333-101052) filed on November 11, 2002 and Exhibit 10.35 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(14) Incorporated by reference to Exhibit 10.5 to Form S-4 Registration Statement (File No. 333-101052) filed on November 11, 2002 and Exhibit 10.36 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(15) Incorporated by reference to Exhibit 10.30 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(16) Incorporated by reference to Exhibits 10.31 and 10.37 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2003 filed on August 18, 2003.
(17) Incorporated by reference to Exhibit 10.48 to Dreyer’s Grand Ice Cream Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2004 filed on May 6, 2004.